ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 20, 2025

VIA EDGAR CORRESPONDENCE

Ms. Kim McManus

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Datum One Series Trust (the “Registrant”)

  File Nos. 333-237048 and 811-23556

Dear Ms. McManus:

This letter provides the Registrant’s responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided by telephone on August 15, 2025 regarding Post-Effective Amendment No. 21 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with respect to First Sentier American Listed Infrastructure Fund and First Sentier Global Listed Infrastructure Fund (each a “Fund” and, collectively, the “Funds”), each a series of the Registrant. The Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on June 6, 2025 to register the shares of the Funds for public offer and sale. Some of the comments in this letter also relate to the previous letter the Registrant provided on August 13, 2025, responding to previous comments the Staff had provided on the Funds’ Registration Statement (the “Previous Comment Response Letter”).

This letter reflects responses intended to address all comments the Staff provided. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 25 to the Trust’s Registration Statement, which is expected to be filed pursuant to Rule 485(b) under the Securities Act for effectiveness on August 20, 2025. For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

Comment: Please revise the “Capitalization and Share Classes” section of the SAI to provide a full discussion of the voting rights of the shares (including the material limitations thereon). See item 22(a)(2)(iv) of Form N-1A.

Response: The Registrant has revised the second paragraph of the “Capitalization and Share Classes” section of the SAI as depicted below.

Shares of each series of the Trust entitle their holders to one vote per share, with fractional shares voting proportionally; however, a separate vote will be taken by each series of the Trust or class of shares when required by the 1940 Act or when the Trustees of the Trust have determined that the matter affects one or more series of the Trust or classes of shares materially differently. When a matter affects only the interests of one or more series of the Trust or classes of shares, only shareholders of those series of the Trust or classes of shares shall be entitled to vote on the matter. Shares have noncumulative voting rights in the election of Trustees. Shareholders have the right to call a meeting to remove Trustees. Shareholders also have the power to vote with respect to such additional matters relating to the Trust as may be required by the Trust’s Declaration of Trust, the Trust’s Bylaws or any registration of the Trust with the SEC (or any successor agency) or any state, or as the Trustees may consider necessary or desirable. Under the Trust’s Declaration of Trust, the Trustees have the power and authority to, from time to time and without shareholder approval, (1) divide the shares of any series into two or more classes, (2) divide or combine the shares of any series or class into a greater or lesser number without thereby changing the proportionate beneficial interest in the series or class, and (3) combine the shares or two or more classes of any series into a single class, or combine the shares of two or more series into a single series. Shares have no preemptive or subscription rights and are transferable. Shares are entitled to dividends as declared by the Trust and approved by the Trustees of the Trust, and if a Fund were liquidated, holders of each class of shares of that Fund would receive the net assets of that Fund attributable to the class of shares.

2.

Comment: With respect to prior Comment 11 of the Previous Comment Response Letter, please confirm that “monitor industry exposure” in the statement “the Funds do look through each mortgage-backed and asset-backed security to examine the security’s underlying collateral to determine and monitor industry exposure” means that the Registrant will consider such industry exposure of the underlying collateral for purposes of the concentration policy.

Response: As noted in the Previous Comment Response Letter, the Funds will, with respect to MBS, look through to the underlying residential mortgagee/borrower and classify the security according to geography (i.e., state, metropolitan area, or zip code), mortgage loan type and further sub-divide the securities according to their credit quality. With respect to ABS, the Funds will look through to the underlying pool of borrowers, and classify the securities based on traditional industry classifications. As such the Funds confirm that “determine and monitor industry exposure,” as used in the Funds’ Statement of Additional Information in reference to the concentration policy, means that the Funds, to the extent they invest in MBS or ABS, will consider the industry exposure of the underlying collateral for purposes of the concentration policy.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece
Jessica Reece, Esq.
cc:	Heather Flokos, Esq.
Barbara Nelligan

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